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2005 ANNUAL MEETING OF SHAREHOLDERS

On June 21, 2005, the Trust held an annual meeting to:
i) Elect two trustees, each to serve for a term expiring on the date of the 2008 Annual Meeting of Shareholders or the special meeting in lieu thereof;

(ii)	Consider whether to approve the conversion of the Trust from a closed-
end investment company into an open-end investment company; and

(iii)	Consider whether to approve a fundamental policy whereby the Trust would adopt an interval fund structure with semi-annual repurchases.

The results of the shareholder votes are shown below. Proxies representing 16,682,136, or 82.39%, of the 20,246,218 eligible shares outstanding were voted in respect of the election of trustees. Frederick C. Copeland, Jr. and Robert P. Parker were each elected for a term expiring in 2008. The Trustees of the Trust recommended that shareholders vote against the conversion proposal which would have required the affirmative vote of a majority of outstanding shares to pass. Proxies representing approximately 21.65% were voted for the conversion. As a result, the proposal to convert the Trust to an open-end investment company was not approved. The Trustees of the Trust recommended that shareholders vote for the fundamental policy whereby the Trust would adopt an interval fund structure with semi-annual repurchases. Proxies representing approximately 57.52% were voted for the adoption of an interval fund structure, and the proposal was therefore approved.


                                                                         For                    Withheld

Nominees to the Board of Trustees

Frederick C. Copeland, Jr                      12,904,000           3,778,136
Robert P. Parker                                      12,903,382          3,778,754

Edward B. Collins and David N. Laux,
whose terms did not expire in 2005,
remain trustees.


                                                                    For                    Against               Abstain
Conversion of the Trust from a
closed-end to an open-end
investment company                          4,383,397            8,105,185           13,107

Proxies covering 4,180,447 shares,
or 25.06% of the shares represented
at the meeting, were not voted on
this issue.

                                                                     For                    Against                Abstain
Adopt interval fund structure               11,645,415          791,177                 65,097

Proxies covering 4,180,447 shares,
or 25.06% of the shares represented
at the meeting, were not voted on
this issue.


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